Tempra Technology, Inc. (the "Company") a Florida Corporation

Financial Statements

For the fiscal year ended March 31, 2025

Unaudited

Tempra Technology, Inc.
Balance Sheet

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
10100 Bank of America 3080-main	22,583.37
10110 Bank of America 4926-lab	148,238.57
10120 Checking (7584)	54,698.88
10200 Bank of America 1452-Tempra In	
10220 Checking (1452)	
10230 Checking Account - SunTrust	
10360 Transfer Error	
Total for Bank Accounts	**$225,520.82**
Accounts Receivable	
11000 Accounts Receivable	1,940.79
Total for Accounts Receivable	**$1,940.79**
Other Current Assets	
11500 Undeposited Funds	
11700 Contingent Standby Receivable	
12000 Inventory	
13010 Due from Paychex	
13020 Employee Expense Advances	
13030 Fraud Receivable	
13100 Prepaid Expense	
Total for Other Current Assets	**0**
Total for Current Assets	**$227,461.61**
Fixed Assets	
14000 Property & Equipment	377,228.93
14500 Accumulated Depreciation	-71,927.00
Total for Fixed Assets	**$305,301.93**
Other Assets	
17000 Refundable Deposit on Building	
17010 Loan Receivable HRR	600.00
18000 Patents Pending	
Total for Other Assets	**$600.00**
Total for Assets	**$533,363.54**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	
Total for Accounts Payable	**0**
Credit Cards	
Other Current Liabilities	
21000 Florida Dept. of Revenue Payable	
21020 Miscellaneous Payroll Liability	
21200 Payroll Liabilities	
21240 Payroll Taxes Payable	
21250 Accrued Payroll	
22000 Accrued Expenses	0
22010 Dahl	
22020 Levick	
22030 Torridon	
Total for 22000 Accrued Expenses	**0**
22050 Cur. Oblgtions under Cap Leases	
22060 Deferred Revenue	
22070 Due to Officer-Guarino	39,095.30
24020 Standby Commitment Fund	
24100 SunTrust Bank Line of Credit	
Total for Other Current Liabilities	**$39,095.30**
Total for Current Liabilities	**$39,095.30**

Long-term Liabilities	
25000 Cares Act	-72.13
26000 Deferred CEO Compensation	-$207,635.00
26010 Notes Payable - Guarino	3,961,039.00
Total for 26000 Deferred CEO Compensation	**$3,753,404.00**
27000 Investor Notes Payable	0
27020 Note Payable - Garry Howatt	
27030 Note Payable - G. St. John	65,417.36
27040 Note Payable - Haraburda	
27050 Note Payable - Harbor Road	
27060 Note Payable - Sack Investment Hold	68,797.81
27070 Notes Payable - Berley	36,189.04
27080 Notes Payable - Bolmer	536,417.90
27090 Notes Payable - Coyne	14,413.15
27100 Notes Payable - Dorfman Jill	658,257.53
27110 Notes Payable - Dorfman Jon	329,106.85
27120 Notes Payable - Double	73,190.66
27130 Notes Payable - DZB 2014 IRR TR (2/19/20)	
27140 Notes Payable - DZB IRR TR (8/27/19)	
27150 Notes Payable - Elliott (8/22/23)	20,894.79
27160 Notes Payable - Esposito (1/10/2013)	292,331.50
27170 Notes Payable - Esposito (3/12/20)	332,416.00
27180 Notes Payable - Esposito (10/26/20)	331,430.14
27190 Notes Payable - Esposito (2/15/21)	328,975.34
27200 Notes Payable - Esposito (9/3/21)	324,591.78
27210 Notes Payable - Esposito (2/9/22)	160,553.42
27211 Note Payable - Esposito (6/7/23)	68,718.90
27212 Note Payable - Esposito (6/11/24)	69,188.49
27220 Notes Payable - Esposito M & E Fam(8/27/19)	144,756.16
27230 Notes Payable - Fayazi (1/24/22)	160,739.73
27240 Notes Payable - Glashow (3/25/19)	162,944.66
27250 Notes Payable - Glashow (8/23/19)	144,843.84
27260 Notes Payable - Glashow (7/1/20)	329,984.00
27270 Notes Payable - Glashow (10/26/20)	331,430.00
27280 Notes Payable - Glashow (2/15/21)	657,950.68
27290 Notes Payable - Glashow (2/9/22)	160,553.42
27300 Notes Payable - Harbor Road	
27310 Notes Payable - Hauser	2,879.78
27320 Notes Payable - Hone	71,064.77
27330 Notes Payable - Hrutkay (3/27/13)	144,054.79
27340 Notes Payable - Hrutkay (8/26/19)	43,433.42
27350 Notes Payable - Hrutkay (2/18/2020)	166,449.00
27360 Notes Payable - Hrutkay (10/26/2020)	165,715.07
27370 Notes Payable - Hrutkay (10/29/21)	161,682.19
27380 Notes Payable - Hrutkay (5/17/22)	79,745.21
27390 Notes Payable - Hrutkay (7/17/23)	43,315.34
27391 Notes Payable - Hrutkay (7/25/24)	52,739.73
27400 Notes Payable - Kipper (8/6/12)	8,150.91
27410 Notes Payable - Kipper (5/27/22)	79,690.41
27420 Notes Payable - Kipper (6/2/2020)	66,124.00
27430 Notes Payable - Lake	39,204.38
27440 Notes Payable - Manisha	85,019.17
27450 Notes Payable - Messer	2,525,013.00
27460 Notes Payable - Nelson (2/4/10)	35,399.89
27470 Notes Payable - Nelson (4/6/10)	18,692.55
27471 Notes Payable - Nelson (4/7/23)	28,967.12
27480 Notes Payable - Parker	67,830.14
27490 Notes Payable - Paul	79,069.36
27500 Notes Payable - Pollack G (7/29/22)	63,476.16
27510 Notes Payable - Pollack, H (11/24/21)	161,397.26
27520 Notes Payable - Pollack H (7/8/22)	79,460.27
27530 Notes Payable - Ryan	166,449.00
27540 Notes Payable - Sabin	1,549,638.00
27550 Notes Payable - Sack Family Investment Fund	82,857.53
27551 Notes Payable - Sack Family Inv Fund (3/17/23)	
27560 Notes Payable - Sack Family Inv Fund (10/26/20)	248,572.60
27570 Notes Payable - Sack Family Inv DAS (3/4/2020)	282,703.00
27580 Notes Payable - Sack Family Inv SAS (3/4/20)	49,889.00
27590 Notes Payable - Sack Family Inv Holdings (2/15/21)	328,975.34
27600 Notes Payable - Sack Family Inv Holdings (9/3/21)	324,591.78
27601 Notes Payable - Sack Family Inv Fund (4/1/2024)	64,800.00
27610 Notes Payable - Sack Family Partners (2/9/22)	160,553.42
27620 Notes Payable - Sack Family Ptr (Skip Sack12/20/12)	292,676.71
27621 Sack Family Ptr(Skip Sack 8/26/19)	144,778.08
27630 Notes Payable - Sarver	72,021.92
27640 Notes Payable - Schoennher	94,238.00
27650 Notes Payable - St John (7/29/10)	36,757.00
27660 Notes Payable - St John (8/20/2012)	50,272.88
27670 Notes Payable - Tanaka	32,913.53
27680 Notes Payable - Westerman (8/12/22)	47,561.10
27690 Notes Payable - Zbigniew	

Total for 27000 Investor Notes Payable	**$14,102,915.96**
28000 Notes Payable - Secured	0
28010 Notes Payable - Fish & Richardson	568,927.57
28020 Notes Payable - Roxbury, Inc	171,232.66
28030 Notes Payable - Simms Joshua Trust	1,602,388.90
28040 Notes Payable - VMS Capital Opp Fund	1,133,089.88
28050 Notes Payable - Wohlberg	157,288.04
Total for 28000 Notes Payable - Secured	**$3,632,927.05**
Total for Long-term Liabilities	**$21,489,174.88**
Total for Liabilities	**$21,528,270.18**
Equity	
31000 Retained Earnings	-56,539,132.11
Net Income	-2,172,491.44
30000 Opening Bal Equity	
30100 Common Stock	24,405.12
30200 Additional Paid in Capital	37,634,311.79
30210 Deferred compensation	
30300 Loan Balance Adjs Pr Yr	
30400 Warrant Exercise	58,000.00
Total for Equity	**-$20,994,906.64**
Total for Liabilities and Equity	**$533,363.54**

Tempra Technology, Inc.
Income Statement

DISTRIBUTION ACCOUNT	TOTAL
Income	
40000 Product Sales	5,143.60
Total for Income	**$5,143.60**
Cost of Goods Sold	
50100 Materials & Supplies	32,470.33
51000 Shipping	11,675.19
52000 Laboratory Supplies	20,441.55
53000 Product Development & Samples	290,023.03
Total for Cost of Goods Sold	**$354,610.10**
Gross Profit	**-$349,466.50**
Expenses	
61000 Marketing & Promotion	$9,027.43
61100 Advertising	431.05
Total for 61000 Marketing & Promotion	**$9,458.48**
62000 Automobile Expense	$358.50
62040 Gasoline	3,342.11
62050 Parking & Tolls	360.35
62060 Repairs	1,141.09
Total for 62000 Automobile Expense	**$5,202.05**
63000 Travel & Ent	$2,600.94
63010 Airfare	991.51
63030 Entertainment	3,024.60
63040 Ground Transportation	13.38
63050 Lodging	301.23
63060 Meals	7,139.85
63070 Travel - Other	2,893.07
Total for 63000 Travel & Ent	**$16,964.58**
71400 Bank Service Charges	160.43
71500 Charitable Contributions	50.00
71600 Dues and Subscriptions	10,683.70
71800 Employee Benefits	0
71810 Medical	195.73
71820 Dental	385.66
Total for 71800 Employee Benefits	**$581.39**
72000 Insurance	$5,283.06
72010 Commercial Liability Insurance	5,765.84
72030 Insurance - Other	47,390.35
Total for 72000 Insurance	**$58,439.25**
75000 Miscellaneous	9.08

76000 Office Expense	$757.48
76020 Supplies	32,212.39
Total for 76000 Office Expense	**$32,969.87**
76100 Postage and Delivery	2,783.61
77000 Outside Services	16,136.74
78000 Professional Fees	$78,615.00
78100 Accounting & Audit	6,730.00
78110 ADP Fees	1,790.07
78200 Legal Fees	$17,078.75
78210 Corporate Legal Fees	408.75
78220 Patent - Legal & Filing Fees	197,702.27
Total for 78200 Legal Fees	**$215,189.77**
Total for 78000 Professional Fees	**$302,324.84**
79000 Salaries & Wages	$170,073.72
79050 Payroll Expense-Other	
Total for 79000 Salaries & Wages	**$170,073.72**
79910 Temporary Services	2,820.57
80000 Taxes	0
80100 Payroll Taxes	13,108.64
Total for 80000 Taxes	**$13,108.64**
82000 Rent	53,577.59
82100 Repairs/Maintenance/Cleaning	7,949.00
82200 Utilities	$7,758.40
82210 Gas and Electric	9,225.14
82230 Water, Dump, Sewer	1,470.01
82250 Telephone	5,524.09
Total for 82200 Utilities	**$23,977.64**
89100 Uncategorized Expense	335.90
Total for Expenses	**$727,607.08**
Net Operating Income	**-$1,077,073.58**
Other Income	
Other Expenses	
94000 Depreciation Expense	6,275.00
95000 Deferred Interest Exp-CEO Compensation	279,978.00
95600 Notes Payable Interest Expense	809,164.86
Total for Other Expenses	**$1,095,417.86**
Net Other Income	**-$1,095,417.86**
Net Income	**-$2,172,491.44**

Tempra Technology, Inc.
Statement of Cash Flows

OPERATING ACTIVITIES	
Net Income	-2,172,491.44
Adjustments to reconcile Net Income to Net Cash provided by operations:	
14500 Accumulated Depreciation	6,275.00
21240 Payroll Taxes Payable	
21250 Accrued Payroll	-63,766.64
22070 Due to Officer-Guarino	1,642.02
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$55,849.62**
Net cash provided by operating activities	**-$2,228,341.06**
INVESTING ACTIVITIES	0
FINANCING ACTIVITIES	
25000 Cares Act	-2,282.48
26000 Deferred CEO Compensation	-207,635.00
26010 Deferred CEO Compensation:Notes Payable - Guarino	461,313.00
27030 Investor Notes Payable:Note Payable - G. St. John	65,417.36
27060 Investor Notes Payable:Note Payable - Sack Investment Hold	8,797.81
27070 Investor Notes Payable:Notes Payable - Berley	2,000.04
27080 Investor Notes Payable:Notes Payable - Bolmer	21,891.90
27090 Investor Notes Payable:Notes Payable - Coyne	400.15
27100 Investor Notes Payable:Notes Payable - Dorfman Jill	15,999.53
27110 Investor Notes Payable:Notes Payable - Dorfman Jon	7,999.85
27120 Investor Notes Payable:Notes Payable - Double	2,986.66
27130 Investor Notes Payable:Notes Payable - DZB 2014 IRR TR (2/19/20)	-16,000.00
27140 Investor Notes Payable:Notes Payable - DZB IRR TR (8/27/19)	-14,000.00
27150 Investor Notes Payable:Notes Payable - Elliott (8/22/23)	1,800.00
27160 Investor Notes Payable:Notes Payable - Esposito (1/10/2013)	5,999.50
27170 Investor Notes Payable:Notes Payable - Esposito (3/12/20)	8,000.00
27180 Investor Notes Payable:Notes Payable - Esposito (10/26/20)	8,000.14
27190 Investor Notes Payable:Notes Payable - Esposito (2/15/21)	8,000.34
27200 Investor Notes Payable:Notes Payable - Esposito (9/3/21)	7,999.78
27210 Investor Notes Payable:Notes Payable - Esposito (2/9/22)	4,000.42
27211 Investor Notes Payable:Note Payable - Esposito (6/7/23)	4,800.00
27212 Investor Notes Payable:Note Payable - Esposito (6/11/24)	69,188.49
27220 Investor Notes Payable:Notes Payable - Esposito M & E Fam(8/27/19)	8,000.16
27230 Investor Notes Payable:Notes Payable - Fayazi (1/24/22)	3,999.73
27240 Investor Notes Payable:Notes Payable - Glashow (3/25/19)	8,799.66
27250 Investor Notes Payable:Notes Payable - Glashow (8/23/19)	7,999.84
27260 Investor Notes Payable:Notes Payable - Glashow (7/1/20)	8,000.00
27270 Investor Notes Payable:Notes Payable - Glashow (10/26/20)	8,000.00
27280 Investor Notes Payable:Notes Payable - Glashow (2/15/21)	15,999.68
27290 Investor Notes Payable:Notes Payable - Glashow (2/9/22)	4,000.42
27310 Investor Notes Payable:Notes Payable - Hauser	79.78

27320 Investor Notes Payable:Notes Payable - Hone	3,119.77
27330 Investor Notes Payable:Notes Payable - Hrutkay (3/27/13)	3,999.79
27340 Investor Notes Payable:Notes Payable - Hrutkay (8/26/19)	2,400.42
27350 Investor Notes Payable:Notes Payable - Hrutkay (2/18/2020)	4,000.00
27360 Investor Notes Payable:Notes Payable - Hrutkay (10/26/2020)	4,000.07
27370 Investor Notes Payable:Notes Payable - Hrutkay (10/29/21)	4,000.19
27380 Investor Notes Payable:Notes Payable - Hrutkay (5/17/22)	2,000.21
27390 Investor Notes Payable:Notes Payable - Hrutkay (7/17/23)	3,700.00
27391 Investor Notes Payable:Notes Payable - Hrutkay (7/25/24)	52,739.73
27400 Investor Notes Payable:Notes Payable - Kipper (8/6/12)	872.91
27410 Investor Notes Payable:Notes Payable - Kipper (5/27/22)	2,000.41
27420 Investor Notes Payable:Notes Payable - Kipper (6/2/2020)	1,600.00
27430 Investor Notes Payable:Notes Payable - Lake	1,600.38
27440 Investor Notes Payable:Notes Payable - Manisha	2,400.17
27450 Investor Notes Payable:Notes Payable - Messer	187,038.00
27460 Investor Notes Payable:Notes Payable - Nelson (2/4/10)	1,279.89
27470 Investor Notes Payable:Notes Payable - Nelson (4/6/10)	679.55
27471 Investor Notes Payable:Notes Payable - Nelson (4/7/23)	2,000.00
27480 Investor Notes Payable:Notes Payable - Parker	3,000.14
27490 Investor Notes Payable:Notes Payable - Paul	3,227.36
27500 Investor Notes Payable:Notes Payable - Pollack G (7/29/22)	1,600.16
27510 Investor Notes Payable:Notes Payable - Pollack, H (11/24/21)	4,000.26
27520 Investor Notes Payable:Notes Payable - Pollack H (7/8/22)	2,000.27
27530 Investor Notes Payable:Notes Payable - Ryan	4,000.00
27540 Investor Notes Payable:Notes Payable - Sabin	114,787.00
27550 Investor Notes Payable:Notes Payable - Sack Family Investment Fund	1,999.53
27560 Investor Notes Payable:Notes Payable - Sack Family Inv Fund (10/26/20)	5,999.60
27570 Investor Notes Payable:Notes Payable - Sack Family Inv DAS (3/4/2020)	6,800.00
27580 Investor Notes Payable:Notes Payable - Sack Family Inv SAS (3/4/20)	1,200.00
27590 Investor Notes Payable:Notes Payable - Sack Family Inv Holdings (2/15/21)	8,000.34
27600 Investor Notes Payable:Notes Payable - Sack Family Inv Holdings (9/3/21)	7,999.78
27601 Investor Notes Payable:Notes Payable - Sack Family Inv Fund (4/1/2024)	60,000.00
27610 Investor Notes Payable:Notes Payable - Sack Family Partners (2/9/22)	4,000.42
27620 Investor Notes Payable:Notes Payable - Sack Family Ptr (Skip Sack12/20/12)	5,999.71
27621 Investor Notes Payable:Sack Family Ptr(Skip Sack 8/26/19)	16,000.08
27630 Investor Notes Payable:Notes Payable - Sarver	1,999.92
27640 Investor Notes Payable:Notes Payable - Schoennher	2,500.00
27650 Investor Notes Payable:Notes Payable - St John (7/29/10)	1,955.00
27660 Investor Notes Payable:Notes Payable - St John (8/20/2012)	2,399.88
27670 Investor Notes Payable:Notes Payable - Tanaka	1,439.53
27680 Investor Notes Payable:Notes Payable - Westerman (8/12/22)	1,200.10
28010 Notes Payable - Secured:Notes Payable - Fish & Richardson	17,821.57
28020 Notes Payable - Secured:Notes Payable - Roxbury, Inc	23,995.66
28030 Notes Payable - Secured:Notes Payable - Simms Joshua Trust	102,391.90
28040 Notes Payable - Secured:Notes Payable - VMS Capital Opp Fund	72,402.88
28050 Notes Payable - Secured:Notes Payable - Wohlberg	10,051.04
30200 Additional Paid in Capital	1,100,000.00
30400 Warrant Exercise	58,000.00
Net cash provided by financing activities	**$2,455,760.38**
NET CASH INCREASE FOR PERIOD	**$227,419.32**
Cash at beginning of period	**-$1,898.50**
CASH AT END OF PERIOD	**$225,520.82**

Tempra Technology, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended March, 2025
Opening Balance	-$20,069,246.00
Net profit/loss	-$2,172,491.44
Common Stock	$24,405.12
Additional Paid in Capital	$37,634,311.79
Ending Balance	-$20,994,906.64

Unaudited

Tempra Technology, Inc.
Notes to the Financial Statements
For the fiscal year ended March 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Tempra Technology, Inc. (the "Company") is a corporation organized in November 1991 under the laws of Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The CEO provides occasional loans to the Company. As of March 31st, 2025 the Company had amounts outstanding of $37,453 respectively. The amounts do not accrue interest. These loans will be repaid whenever there are sufficient funds.

The CEO does not take his contractual salary. This amount is accrued monthly with interest at the rate of 8% on the unpaid amount. This amount will be repaid whenever there is sufficient cash at the discretion of the Board. On April 14, 2023, the CEO converted $500,000 of the outstanding debt due to him from the Company into 1,000,000 shares of common stock. The balance was $1,991,783 as of March 31st, 2024. There was accrued interest of $1,542,535 related to the deferred compensation.

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations with related parties. The interest on the notes range from 8% - 12%. The amounts are to be repaid upon a significant capital raise or out of net customer revenues. If the note is not paid off at maturity, the latest note maturing in 2026, interest continues to accrue. The Company has certain convertible notes which are secured by the Company's patents. As of March 31st, 2024, the amount of these secured notes was $1,833,091. The notes are convertible into shares of the Company's common stock at $1.00 per share. The Company had accrued interest of $1,444,633 related to these secured notes as of March 31st, 2024. The Company had a unsecured convertible notes balance of $10,829,810 with accrued interest of $2,664,561 as of March 31st, 2024.

Certain Notes have provisions that entitle the Note Holder to a preferred return of two times the principal amount of their Note ($100,000 x 2 = $200,000 + the original principal loan amount of $100,000, for a total return of $300,000 + any accrued interest). Other Notes have provisions that entitle the Note Holder to a preferred return of one times the principal amount ($30,000 x 1 = $30,000) of the note, plus the principal amount of their note plus accrued interest. Notes are payable out of the first customer revenues received by the Company or a major financing of $10 million or greater. Payments under this Note shall be applied first to accrued and unpaid interest under the Note and then to principal. Interest accrues on the original principal only. In the event that the Company pays off this Note within 6 months of signing, the Company shall have the right to an early prepayment total return of 25% on the original principal amount (the original principal amount of $100,000 + 25% = $125,000). At any time prior to the repayment, the Note Holder shall have the right to convert all or any portion of such principal and interest into shares of the Company's common stock at a conversion rate of $1.00 per share

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.